About

CEO of Neuroparticle Corp. an innovative Theranostics company combining nano particle therapy with MRI imaging technology. Experienced Director of Investment with a demonstrated history of working in the biomedical industry cross-boarder consulting and investment. Worked as a leader of investment advisory group in provic   ... see more

Experience

CEO
NeuroParticle Corp.
Jun 2018 – Present · 1 yr 7 mos
Rockville, Maryland

Neuroparticle Corp is focusing on developing disruptive real-time image (MRI) guided magnetic particle therapeutic system designed to replace traditional surgery and radiotherapy in treatment of brain/head/neck tumors, sinusitis and neurological diseases



Business Development Director
China Med Device
May 2016 – Present · 3 yrs 8 mos
North Andover, MA

Overlook fundraising strategies for small to medium sized medtech companies; Reach Asian capital markets for medtech clients; Evaluate new investment opportunities;Create and present investment strategy recommendations; Build financial analyses for individual client; Write investment memorandums and presentations to the investors; Provide high-touch s⌐ ...see more

Investment Director
Boston Innovation Growth, Inc. 易创投
Oct 2017 – May 2018 · 8 mos
Waltham



Exchange Student
ESSEC Business School
Aug 2015 – Dec 2015 · 5 mos
Paris, France

Exchange, Business and Finance
Relevant Courses: Financial Markets, Strategy and Management, Merger&Acquisitions, International Finance, Investment

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Education



Brandeis International Business School
Master's Degree, International Economics and Environments, Macroeconomics, Finance and investment, Economatrix, MAief
2014 – 2016



Brandeis University
Doctor of Philosophy (Ph.D.), Biophysics
1996 – 2001



Rensselaer Polytechnic Institute

Skills & Endorsements

Biotechnology · 8

 Endorsed by **Anjli Venkateswaran, who is highly skilled at this**

 Endorsed by **2 of Elaine's colleagues at Cell Signaling Technology (CST)**

Molecular Biology · 8

 Endorsed by **3 of Elaine's colleagues at Cell Signaling Technology (CST)**

Finance · 7

 Endorsed by **2 of Elaine's colleagues at Cell Signaling Technology (CST)**

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Interests

Insight Pharma Reports
9,119 members

Federal Reserve Bank of Boston
10,718 followers

Shire
168,362 followers

Medical Device Inventors
9,563 members

Mohamed El-Erian in
Advisor, International Advisory Group at...
2,264,725 followers

The Life Science Executive Excha...
30,048 members

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